Vapor Corp.

3001 Griffin Road

Dania Beach, FL 33312

July 23, 2015

Via Email

Mr. J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Vapor Corp.
Registration Statement on Form S-1
Filed July 23, 2015
File No. 333-204599

Dear Mr. McWilliams:

As discussed with Mr. Ryan Adams on July 22, 2015, the Company filed an Amendment to its Registration Statement on Form S-1 to increase the offering amount from $24,000,000 to $35,000,000. The number of Units being sold was not changed however the number of shares of common stock and warrants underlying the Units were increased. With the exception of these changes, the Company made additional immaterial changes.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of a comment letter. Please direct any questions concerning this response letter to Brian S. Bernstein, the Company’s legal counsel, at 561-471-3516, bbernstein@nasonyeager.com.

The Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jeffrey Holman
Jeffrey Holman, Chief Executive Officer